UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) October 17, 2018



Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code   **641-585-3535**

_____
(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 2.02 Results of Operations and Financial Condition.

On October 17, 2018, Winnebago Industries, Inc. issued a press release to report financial results for the fourth quarter and full year Fiscal 2018 ended August 25, 2018. A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibit 99.1 includes non-GAAP financial measures related to our operations. Certain of these non-GAAP measures may be discussed in our earnings conference call for the fourth quarter and full year Fiscal 2018. In addition, Exhibit 99.1 includes reconciliations of these GAAP to non-GAAP measures as well as an explanation of why these non-GAAP measures provide useful information to investors and how management uses these non-GAAP measures. These non-GAAP measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP and the financial results calculated in accordance with GAAP and reconciliations from our results should be carefully evaluated.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	Press Release of Winnebago Industries, Inc. dated October 17, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Date:	October 17, 2018	By:	/s/ Bryan L. Hughes
		Name:	Bryan L. Hughes
		Title:	Vice President, Chief Financial Officer

 **News Release**

Contact: Steve Stuber - Investor Relations - 952-828-8461 - srstuber@wgo.net

Media Contact: Sam Jefson - Public Relations Specialist - 641-585-6803 - sjefson@wgo.net

WINNEBAGO INDUSTRIES ANNOUNCES RECORD FOURTH QUARTER AND FULL YEAR FISCAL 2018 RESULTS

-- Full Year Revenues Exceed $2 Billion for First Time, an Increase of 30% on Strong Towables Segment Growth --

-- Record Full Year Diluted EPS of $3.22, Up 39% as Full Year Margins Climb 50 Basis Points to 14.9% --

-- Quarterly Revenues Increased 18% to $536 Million, Delivering Quarterly Diluted EPS of $0.94, an Increase of 19% Over Prior Q4 --

FOREST CITY, IOWA, October 17, 2018 - Winnebago Industries, Inc. (NYSE:WGO), a leading outdoor lifestyle product manufacturer, today reported financial results for the Company's fourth quarter and full year Fiscal 2018.

Fourth Quarter Fiscal 2018 Results

Revenues for the Fiscal 2018 fourth quarter ended August 25, 2018, were $536.2 million, an increase of 17.9% compared to $454.9 million for the Fiscal 2017 period. Gross profit was $83.8 million, an increase of 13.9% compared to $73.6 million for the Fiscal 2017 period. Gross profit margin decreased 60 basis points in the quarter, as higher input costs were largely offset by cost savings initiatives and pricing actions, but the results compared against a favorable inventory adjustment in the prior year as well. Operating income was $45.7 million for the quarter, an improvement of 5.1% compared to $43.5 million in the fourth quarter of last year. Fiscal 2018 fourth quarter net income was $29.8 million, an increase of 19.5% compared to $24.9 million in the same period last year. Earnings per diluted share were $0.94, an increase of 19.0% compared to earnings per diluted share of $0.79 in the same period last year. Consolidated Adjusted EBITDA was $53.6 million for the quarter, compared to $47.8 million last year, an increase of 12.1%. Fourth quarter results include costs related to the Chris-Craft acquisition of $2.8 million or $0.06 per diluted share, including amortization expenses of $1.5 million related to the definite-lived intangible assets acquired and transaction costs of $1.3 million.

"Fiscal 2018 was a tremendous step forward for Winnebago Industries in all aspects - strategically, financially, and culturally", stated President and Chief Executive Officer Michael Happe. "Strategically we made strong strides in the journey to transform ourselves into a premier, outdoor lifestyle company, especially with our fourth-quarter entry into the attractive marine market with the acquisition of Chris-Craft. We have also elevated our level of competitiveness within the North American RV market as a stronger full-line OEM, raising consolidated market share primarily on the strength of our sustained Towables segment growth. Both our Winnebago and Grand Design-branded towables business have material momentum, with new products and superlative quality driving increased business with dealers and end customers. Our Motorhome business continues to make sequential progress in improving its product line vitality and profitability."

Happe further commented, "Financially, we are thrilled to exceed the $2.0 billion revenue mark for the first time in our Company's storied 60-year history, and we are delivering record bottom-line results in the face of inflationary headwinds on material and labor costs. Our balance sheet is solid and appropriately positioned to allow us to pursue further smart, profitable growth in the years ahead. Culturally, our employees are extremely focused on enabling extraordinary experiences in the outdoors for our customers, around a business model platform focused on quality, service, and innovation. Our leadership is committed to driving an even higher level of employee engagement and we are directing more resources to giving back to the communities our team lives and works in. Our success in Fiscal 2018 is a result of the incredible hard work of our 4,700-plus employees and their dedication to ensuring our customers receive the very best products and service possible."

Full Year Fiscal 2018 Results

Fiscal 2018 revenues of $2.0 billion increased 30.4% from $1.5 billion in Fiscal 2017. Gross profit improved 50 basis points, primarily due to strong growth in the Towable segment and improved operating efficiencies in that segment. Operating income was $160.4 million for Fiscal 2018, an improvement of 28.2% compared to $125.1 million in Fiscal 2017. Net income for Fiscal 2018 was $102.4 million, an increase of 43.5% compared to $71.3 million in Fiscal 2017. Earnings per diluted share were $3.22, an increase of 38.8% compared to earnings per diluted share of $2.32 in Fiscal 2017. Fiscal 2018 consolidated Adjusted EBITDA was $181.7 million, an increase of 30.9% from $138.9 million in Fiscal 2017.

Motorhome

In the fourth quarter, revenues for the Motorhome segment were $228.5 million, up 2.5% from the previous year. Segment Adjusted EBITDA was $13.2 million, down 18.8% from the prior year. Adjusted EBITDA margin decreased 150 basis points, driven by investments in the business and increasing cost pressures that have not yet been overcome with recent pricing actions. Unit backlog increased 30.9% over the prior year, reflecting continued strength in our recently introduced products.

For the full year Fiscal 2018, revenues for the Motorhome segment were $860.7 million, up 0.9% from Fiscal 2017. Segment Adjusted EBITDA for the full year was $35.5 million, down 37.2% from Fiscal 2017. Adjusted EBITDA margin decreased 250 basis points for the full year.

Towable

Revenues for the Towable segment were $288.7 million for the fourth quarter, up 26.2% over the prior year, driven by continued strong organic growth across the Grand Design RV and Winnebago-branded businesses. Segment Adjusted EBITDA was $41.9 million, up 23.9% over the prior year. Adjusted EBITDA margin of 14.5% decreased 30 basis points from the prior year due to cost input pressures that were mitigated by effective price increases and cost reduction efforts, and also comparing against a favorable inventory adjustment in the prior year. Dollar backlog remained strong at over $244.9 million, growing 6.6% over last year, driven by a favorable product mix. Unit backlog was a robust 7,651 units but declined 4.4% against the prior year period, reflecting extremely high backlogs in late Fiscal 2017 and two plant expansions that have added additional production capacity during the course of calendar 2018.

For the full year Fiscal 2018, revenues for the Towable segment were $1,127.7 million, up 64.6% from Fiscal 2017. Segment Adjusted EBITDA for the full year was $157.0 million, up 75.0% from Fiscal 2017. Adjusted EBITDA margin increased 80 basis points for the full year.

Change in Segment Reporting

During the quarter, Winnebago Industries realigned its operating segments following the Chris-Craft transaction and created a new "Corporate / All Other" category, which includes our Marine and Specialty Vehicles businesses, as well as certain Corporate costs. The Company has retrospectively reclassified prior period amounts to conform to the current segment presentation. We have posted a document containing revenues and adjusted EBITDA, by quarter, for Fiscal 2017 and Fiscal 2018 on our Company's Investor Relations website.

Balance Sheet and Cash Flow

As of August 25, 2018, the Company had total outstanding debt of $291.4 million ($298.5 million of debt, net of debt issuance costs of $7.1 million) and working capital of $167.8 million. Cash flow from operations was $83.3 million for the full year, a decrease of 14.2% from the prior period in Fiscal 2017, as timing of working capital balances offset improvements in net income.

Quarterly Cash Dividend

On August 15, 2018, the Company's board of directors approved a quarterly cash dividend of $0.10 per share paid on September 26, 2018, to common stockholders of record at the close of business on September 12, 2018.

Mr. Happe continued: "Winnebago Industries enters Fiscal 2019 as a larger, increasingly diversified, and more profitable organization. Our expectation going forward is to exceed the growth projections of the industries we compete in. We remain comfortable with our own dealer inventories across the whole of our businesses. Our backlogs are reflective of strong future demand, but also our progress to increase capacity where needed to deliver more timely product to our dealers. We continue to make further strategic investments in talent acquisition, new product development, and manufacturing capacity and efficiency across the Company. Our RV businesses introduced many new models, to favorable reviews, at the recent Open House event in September and indications from the early fall RV retail shows confirm the momentum of our dual-brand, full-line RV portfolio. The RV industry, while transitioning to a more moderate pace of shipments in the short-term, continues to be positioned for strong secular growth in the years ahead, as does the marine industry. We do however face strong comps within the RV industry in the first six months of our fiscal year, as well as current cost pressures on key materials and components. The Chris-Craft integration has been executed well in the last three months and we look forward to enabling profitable growth via several different strategic initiatives for that iconic luxury brand in the future. We remain extremely focused on strengthening and growing our core RV business, but also diversifying the overall portfolio via progress in new profitable outdoor lifestyle markets like marine and specialty vehicles."

Conference Call

Winnebago Industries, Inc. will conduct a conference call to discuss fourth quarter and full year Fiscal 2018 results at 9:00 a.m. Central Time today. Members of the news media, investors and the general public are invited to access a live broadcast of the conference call via the Investor Relations page of the Company's website at http://investor.wgo.net. The event will be archived and available for replay for the next 90 days.

About Winnebago Industries

Winnebago Industries, Inc. is a leading U.S. manufacturer of outdoor lifestyle products under the Winnebago, Grand Design, and Chris-Craft brands, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motorhomes, travel trailers, fifth wheel products, and boats. Winnebago Industries has multiple facilities in Iowa, Indiana, Oregon, Minnesota, and Florida. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company news releases, visit http://investor.wgo.net.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. A number of factors could cause actual results to differ materially from these statements, including, but not limited to increases in interest rates, availability of credit, low consumer confidence, availability of labor, significant increase in repurchase obligations, inadequate liquidity or capital resources, availability and price of fuel, a slowdown in the economy, increased material and component costs, availability of chassis and other key component parts, sales order cancellations, slower than anticipated sales of new or existing products, new product introductions by competitors, the effect of global tensions, integration of operations relating to mergers and acquisitions activities, business interruptions, any unexpected expenses related to ERP, risks related to compliance with debt covenants and leverage ratios, and other factors. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from that projected or suggested is contained in the Company's filings with the Securities and Exchange Commission ("SEC") over the last 12 months, copies of which are available from the SEC or from the Company upon request. The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward looking statements contained in this release or to reflect any changes in the Company's expectations after the date of this release or any change in events, conditions or circumstances on which any statement is based, except as required by law.

Winnebago Industries, Inc.
Condensed Consolidated Statements of Income
(In thousands, except per share data)

| | Three Months Ended | | | |
	August 25, 2018		August 26, 2017	
Net revenues	$ 536,188	100.0 %	$ 454,936	100.0 %
Cost of goods sold	452,358	84.4 %	381,354	83.8 %
Gross profit	83,830	15.6 %	73,582	16.2 %
Selling, general, and administrative expenses ("SG&A"):				
Selling	12,407	2.3 %	10,104	2.2 %
General and administrative	21,001	3.9 %	17,707	3.9 %
Transaction costs	1,327	0.2 %	218	— %
Amortization of intangible assets	3,407	0.6 %	2,082	0.5 %
Total SG&A	38,142	7.1 %	30,111	6.6 %
Operating income	45,688	8.5 %	43,471	9.6 %
Interest expense	4,375	0.8 %	5,266	1.2 %
Non-operating income	(282)	(0.1)%	(193)	— %
Income before income taxes	41,595	7.8 %	38,398	8.4 %
Provision for income taxes	11,805	2.2 %	13,475	3.0 %
Net income	$ 29,790	5.6 %	$ 24,923	5.5 %
Income per common share:				
Basic	$ 0.94		$ 0.79	
Diluted	$ 0.94		$ 0.79	
Weighted average common shares outstanding:				
Basic	31,532		31,591	
Diluted	31,755		31,718	

Percentages may not add due to rounding differences.

| | Year Ended | | | |
	August 25, 2018		August 26, 2017	
Net revenues	$ 2,016,829	100.0 %	$ 1,547,119	100.0 %
Cost of goods sold	1,716,993	85.1 %	1,324,542	85.6 %
Gross profit	299,836	14.9 %	222,577	14.4 %
SG&A:				
Selling	49,850	2.5 %	35,668	2.3 %
General and administrative	78,089	3.9 %	55,347	3.6 %
Postretirement health care benefit income	—	— %	(24,796)	(1.6)%
Transaction costs	2,177	0.1 %	6,592	0.4 %
Amortization of intangible assets	9,328	0.5 %	24,660	1.6 %
Total SG&A	139,444	6.9 %	97,471	6.3 %
Operating income	160,392	8.0 %	125,106	8.1 %
Interest expense	18,246	0.9 %	16,837	1.1 %
Non-operating income	(494)	— %	(330)	— %
Income before income taxes	142,640	7.1 %	108,599	7.0 %
Provision for taxes	40,283	2.0 %	37,269	2.4 %
Net income	$ 102,357	5.1 %	$ 71,330	4.6 %
Income per common share:				
Basic	$ 3.24		$ 2.33	
Diluted	$ 3.22		$ 2.32	
Weighted average common shares outstanding:				
Basic	31,596		30,648	
Diluted	31,814		30,766	

Percentages may not add due to rounding differences.

Winnebago Industries, Inc.
Condensed Consolidated Balance Sheets
(In thousands)

	August 25, 2018	August 26, 2017
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,342	$ 35,945
Receivables, net	164,585	124,539
Inventories	195,128	142,265
Prepaid expenses and other assets	9,883	11,388
Total current assets	371,938	314,137
Property, plant, and equipment, net	101,193	71,560
Other assets:		
Goodwill	274,370	242,728
Other intangible assets, net	265,717	228,440
Investment in life insurance	28,297	27,418
Deferred income taxes	—	12,736
Other assets	10,290	5,493
Total assets	$ 1,051,805	$ 902,512
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 81,039	$ 79,194
Current maturities of long-term debt	—	2,850
Income taxes payable	15,655	7,450
Accrued expenses	107,491	77,664
Total current liabilities	204,185	167,158
Non-current liabilities:		
Long-term debt, less current maturities	291,441	271,726
Deferred income taxes	4,457	—
Unrecognized tax benefits	1,745	1,606
Deferred compensation benefits, net of current portion	15,282	19,270
Other	250	1,078
Total non-current liabilities	313,175	293,680
Stockholders' equity	534,445	441,674
Total liabilities and stockholders' equity	$ 1,051,805	$ 902,512

Winnebago Industries, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)

	Year Ended	
	August 25, 2018	August 26, 2017
Operating activities:		
Net income	$ 102,357	$ 71,330
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	9,849	7,315
Amortization of intangible assets	9,328	24,660
Amortization of debt issuance costs	2,206	1,596
Last-in, first-out expense	3,344	1,722
Stock-based compensation	7,434	2,977
Deferred income taxes	5,784	8,360
Deferred compensation expenses and postretirement benefit income	1,201	(23,379)
Other, net	(995)	(1,257)
Change in assets and liabilities:		
Receivables	(37,739)	(25,136)
Inventories	(46,429)	(6,165)
Prepaid expenses and other assets	2,353	(2,461)
Accounts payable	(1,278)	23,778
Income taxes and unrecognized tax benefits	7,939	7,045
Accrued expenses and other liabilities	21,084	9,919
Deferred compensation and postretirement benefits	(3,092)	(3,177)
Net cash provided by operating activities	83,346	97,127
Investing activities:		
Purchases of property, plant and equipment	(28,668)	(13,993)
Proceeds from the sale of property	338	223
Acquisition of business, net of cash acquired	(81,200)	(392,473)
Other, net	(2,231)	858
Net cash used in investing activities	(111,761)	(405,385)
Financing activities:		
Borrowings on credit facility	221,133	366,400
Repayment of credit facility	(206,601)	(82,400)
Payments of cash dividends	(12,738)	(12,738)
Payments for repurchases of common stock	(6,481)	(1,530)
Payments of debt issuance costs	(589)	(11,020)
Other, net	88	(92)
Net cash (used in) provided by financing activities	(5,188)	258,620
Net decrease in cash and cash equivalents	(33,603)	(49,638)
Cash and cash equivalents at beginning of period	35,945	85,583
Cash and cash equivalents at end of period	$ 2,342	$ 35,945
Supplemental cash flow disclosure:		
Income taxes paid, net	$ 26,436	$ 21,421
Interest paid	$ 16,565	$ 11,893
Non-cash transactions:		
Issuance of Winnebago common stock for acquisition of business	$ —	$ 124,066
Capital expenditures in accounts payable	$ 698	$ 1,021

Winnebago Industries, Inc.
Supplemental Information by Reportable Segment - Motorhome
(In thousands, except unit data)

	Quarter Ended					
	August 25, 2018	% of Revenue	August 26, 2017	% of Revenue	Change	
Net revenues	$ 228,527		$ 223,056		$ 5,471	2.5 %
Adjusted EBITDA	13,244	5.8%	16,320	7.3%	(3,076)	(18.8)%

Unit deliveries	August 25, 2018	Product Mix %[1]	August 26, 2017	Product Mix %[1]	Change	
Class A	671	27.2%	920	39.0%	(249)	(27.1)%
Class B	625	25.4%	393	16.6%	232	59.0 %
Class C	1,167	47.4%	1,048	44.4%	119	11.4 %
Total Motorhome	2,463	100.0%	2,361	100.0%	102	4.3 %

	Year Ended					
	August 25, 2018	% of Revenue	August 26, 2017	% of Revenue	Change	
Net revenues	$ 860,675		$ 853,360		$ 7,315	0.9 %
Adjusted EBITDA	35,508	4.1%	56,518	6.6%	(21,010)	(37.2)%

Unit deliveries	August 25, 2018	Product Mix %[1]	August 26, 2017	Product Mix %[1]	Change	
Class A	2,997	31.4%	3,182	34.4%	(185)	(5.8)%
Class B	2,012	21.1%	1,541	16.6%	471	30.6 %
Class C	4,539	47.5%	4,537	49.0%	2	— %
Total Motorhome	9,548	100.0%	9,260	100.0%	288	3.1 %

	As Of			
Backlog[2]	August 25, 2018	August 26, 2017	Change	
Units	1,693	1,293	400	30.9 %
Dollars	$ 157,554	$ 122,142	$ 35,412	29.0 %

Dealer Inventory				
Units	4,620	4,282	338	7.9 %

(1) Percentages may not add due to rounding differences.
(2) We include in our backlog all accepted orders from dealers generally to be shipped within the next six months. Orders in backlog can be cancelled or postponed at the option of the dealer at any time without penalty and, therefore, backlog may not necessarily be an accurate measure of future sales.

Winnebago Industries, Inc.
Supplemental Information by Reportable Segment (Unaudited) - Towable
(In thousands, except unit data)

	Quarter Ended					
	August 25, 2018	% of Revenue	August 26, 2017	% of Revenue	Change	
Net revenues	$ 288,684		$ 228,745		$ 59,939	26.2 %
Adjusted EBITDA	41,944	14.5%	33,852	14.8%	8,092	23.9 %

Unit deliveries	August 25, 2018	Product Mix % [1]	August 26, 2017	Product Mix % [1]	Change	
Travel trailer	5,950	62.8%	4,736	62.3%	1,214	25.6 %
Fifth wheel	3,519	37.2%	2,864	37.7%	655	22.9 %
Total Towable	9,469	100.0%	7,600	100.0%	1,869	24.6 %

	Year Ended					
	August 25, 2018	% of Revenue	August 26, 2017	% of Revenue	Change	
Net revenues	$ 1,127,723		$ 685,197		$442,526	64.6 %
Adjusted EBITDA	157,010	13.9%	89,734	13.1%	67,276	75.0 %

Unit deliveries	August 25, 2018	Product Mix % [1]	August 26, 2017	Product Mix % [1]	Change	
Travel trailer	22,360	61.1%	13,650	60.7%	8,710	63.8 %
Fifth wheel	14,229	38.9%	8,824	39.3%	5,405	61.3 %
Total Towable	36,589	100.0%	22,474	100.0%	14,115	62.8 %

	As Of			
Backlog [2]	August 25, 2018	August 26, 2017	Change	
Units	7,651	8,001	(350)	(4.4)%
Dollars	$ 244,854	$ 229,706	$ 15,148	6.6 %

Dealer Inventory				
Units	14,877	9,545	5,332	55.9 %

(1) Percentages may not add due to rounding differences.
(2) We include in our backlog all accepted orders from dealers generally to be shipped within the next six months. Orders in backlog can be cancelled or postponed at the option of the dealer at any time without penalty and, therefore, backlog may not necessarily be an accurate measure of future sales.

Winnebago Industries, Inc.
Non-GAAP Reconciliation (Unaudited)
(In thousands)

We have provided non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as information supplemental and in addition to the financial measures presented in the accompanying news release that are calculated and presented in accordance with GAAP. Such non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to, and should be considered in conjunction with, the GAAP financial measures presented in the news release. The non-GAAP financial measures in the accompanying news release may differ from similar measures used by other companies.

The following table reconciles net income to consolidated Adjusted EBITDA.

	Quarter Ended		Year Ended	
(In thousands)	August 25, 2018	August 26, 2017	August 25, 2018	August 26, 2017
Net income	$ 29,790	$ 24,923	$ 102,357	$ 71,330
Interest expense	4,375	5,266	18,246	16,837
Provision for income taxes	11,805	13,475	40,283	37,269
Depreciation	3,170	2,028	9,849	7,315
Amortization	3,407	2,082	9,328	24,660
EBITDA	52,547	47,774	180,063	157,411
Postretirement health care benefit income	—	—	—	(24,796)
Transaction costs	1,327	218	2,177	6,592
Non-operating income	(282)	(193)	(494)	(330)
Adjusted EBITDA	$ 53,592	$ 47,799	$ 181,746	$ 138,877

We have provided non-GAAP performance measures of EBITDA and Adjusted EBITDA as a comparable measure to illustrate the effect of non-recurring transactions occurring during the quarter and year and improve comparability of our results from period to period. EBITDA is defined as net income before interest expense, provision for income taxes, and depreciation and amortization expense. We believe Adjusted EBITDA provides meaningful supplemental information about our operating performance because this measure excludes amounts that we do not consider part of our core operating results when assessing our performance. Examples of items excluded from Adjusted EBITDA include the postretirement health care benefit income from terminating the plan and transaction costs related to acquisitions. These types of adjustments are also specified in the definition of certain measures required under the terms of our Credit Agreement.

Management uses these non-GAAP financial measures (a) to evaluate our historical and prospective financial performance and trends as well as its performance relative to competitors and peers; (b) to measure operational profitability on a consistent basis; (c) in presentations to the members of our board of directors to enable our board of directors to have the same measurement basis of operating performance as is used by management in their assessments of performance and in forecasting and budgeting for our company; (d) to evaluate potential acquisitions; and (e) to ensure compliance with covenants and restricted activities under the terms of our Credit Agreement. We believe these non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties to evaluate companies in our industry.